Exhibit 99.5
Earnings Conference Call

Infosys Limited
Q4 FY’25 Earnings Conference Call

April 17, 2025

CORPORATE PARTICIPANTS

Salil Parekh

Chief Executive Officer & Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head of Investor Relations

ANALYSTS

Ankur Rudra

JP Morgan

Kumar Rakesh

BNP Paribas

Citigroup

Abhishek Kumar

JM Financial

Sandeep Shah

Equirus Securities

Vibhor Singhal

Nuvama Institutional Equities

Nitin Padmanabhan

Investec India

Manik Taneja

Axis Capital

Ashwin Mehta

Ambit Capital

Girish Pai

BOB Capital Markets

Moderator

Ladies and gentlemen, good day, and welcome to Infosys Limited Q4 FY'25 Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to Mr. Mahindroo.

Sandeep Mahindroo

Hello everyone and welcome to Infosys Earnings Call for Q4 and FY'25. Joining us on this earnings call is CEO and MD, Mr. Salil Parekh; CFO, Mr. Jayesh Sanghrajka and other members of the leadership team. We will start the call with some remarks on the performance of the company, subsequent to which the call will be opened up for questions.

Kindly note that anything we say which refers to our outlook for the future is a forward-looking statement that must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to all of you. Thank you for joining us on this call. We had an excellent financial year 2025. Our revenues grew at 4.2% in constant currency terms. Our operating margin was 21.1%. We generated $4.1 bn in free cash flow and we had $11.6 bn in large deals.

In Q4, we had year-on-year growth of 4.8% and operating margin of 21%. We are seeing growing demand from clients to partner with them on AI, they are moving from a use case-based approach to an AI-led transformational approach with AI agents playing a critical role. We are working on AI projects by bringing Infosys Topaz, a generative and edge AI-powered services and solutions for their benefit. Our AI work spans a wide spectrum of priority areas like process improvement, engineering, customer service, cybersecurity and employee productivity.

We are helping a large U.S. financial services company navigate the AI transformation to deliver hyperpersonalized conversational AI-powered customer experience with accuracy of over 80%.

We are working with a Europe-based company to create master solution, driving multiple AI-first transformation projects, i.e. automating 70% of their process landscape.

We continue with our strategic expansion with acquisitions, one in energy consulting space in the U.S., one in cybersecurity in Australia and with a new strategic partner joining our joint venture in Japan. All of these are areas of interest and strategic focus for the company.

We have a set of capabilities that support our clients in their growth areas related to AI, cloud and digital and in their efficiency areas related to automation, cost reduction, lean and consolidation.

Based on what we are seeing in the environment today and building on large deal wins in the past quarters, our guidance for growth for financial year '26 is 0% to 3% in constant currency terms. The environment is uncertain and we will execute our plans with agility, while keeping a close watch on events as they unfold. Our margin guidance for financial year 2026 is 20% to 22%.

With that, let me pass it on to Jayesh for his views.

Jayesh Sanghrajka

Thank you, Salil. Good morning, good evening, everyone and thank you for joining the call today.

We entered financial year '25 with significant uncertainties relating to interest rates, elections in large geos and geopolitical situations. Over the course of the year, reduction in uncertainties, our strong market position, reflecting in robust deal wins and improvement in discretionary spend in financial services led to better growth than our initial projections.

A year ago, I started my journey as the CFO of Infosys with a vision to increase our market share, strengthen collaboration with business, drive Project Maximus to expand operating margins and improve cash flow. I am very glad that we have been able to achieve success in each of these parameters.

Let me start by talking about the key highlights for the quarter and the year.

1.	We closed the year with revenues at $19.3 bn, a growth of 4.2% in constant currency terms and 3.9% in reported terms. Acquisitions contributed 80 basis points to the growth in financial year '25.
2.	Financial Services, EURS and Manufacturing grew above company average for the year.
3.	I am particularly glad that operating margins for the financial year improved 50 basis points over FY'24 to 21.1% after absorbing multiple headwinds. This has been a key focus area over the last year and I will elaborate over this later.
4.	Sequentially, revenue declined by 3.5% in constant currency terms due to reduction in third-party costs and seasonal weakness. Approximately, two-third of the sequential revenue drop was due to reduction in third party with the decline being higher than our expectation. Balance one-third drop was due to volume decline and lower calendar and working day driven by Q4 seasonality.
5.	Revenue increased by 4.8% on a year-on-year basis in constant currency terms in Q4. Europe grew 3x of the company rate at 15% in constant currency terms driven by our focused approach of client mining, ramp-up of large deals and acquisitions. Europe now accounts for 30% of our revenues.
6.	Financial Services and Manufacturing grew double digit year-on-year at 12.6% and 14%, respectively in constant currency terms.
7.	In Rupee terms, revenue growth for FY'25 was 6.1%.
8.	Revenue growth accompanied by operating margin expansion led to 8.3% growth in EPS on a normalized basis, adjusting for interest on tax refunds for FY'24 and '25.
9.	We closed 24 large deals in Q4 with a TCV of $2.6 bn, 63% of this was net new. For the full year, we closed 96 deals with TCV of $11.6 bn and 56% net new.
10.	DSO reduced by 5 days to 69 sequentially. Further, the DSO including unbilled net of unearned reduced by 3 days to 83.
11.	Free cash flow for FY'25 was highest ever at $4.1 bn, 129% of net profit. Adjusted for tax refund, it stood at $3.5 bn, 112% of net profit.
12.	Headcount at the end of the year was 323,578, an increase of ~6,000 year-on-year. Attrition remained contained at 14.1%.

Operating margin for Q4 was at 21%, a decline of 30 basis points sequentially, bringing the financial year margins at 21.1%, increase of 50 basis points from FY'24 level.

The major components of sequential margin change for the quarter are as follows:

Headwind of

-	140 basis points from compensation-related costs
-	40 basis points impact from acquisition, mainly on account of amortization of intangibles

Partly offset by a tailwind of

-	80 basis points from lower post-sale customer support
-	30 basis points from Maximus
-	20 basis points from currency movement and
-	20 basis points from lower third-party costs.

Higher travel and visa costs were offset by lower other costs leading to a decline of 30 basis points sequentially.

Utilization, excluding trainees, stands at 84.9%. On-site mix further reduced to 23.6% .We hired 15,000 freshers this year and expect to hire over 20,000 freshers in FY'26.

EPS increased by 1.8% in financial year '25 in rupee terms on reported basis and 8.3% adjusted for interest on tax refunds.

The increase in margins by 50 basis points over FY'24 was achieved, despite multiple headwinds from salary increases, higher variable pay, impact from large deal ramp-ups and acquisition-related amortization. These headwinds were more than offset through combined benefits from various tracks under Project Maximus, especially value-based selling, lean and automation, improvement in critical portfolio, improvement in utilization, etc. We have been able to institutionalize these initiatives and make a structural shift in our approach. We expect Project Maximus to further aid in margin improvements from current levels.

Consolidated cash and cash equivalents stood at $5.56 bn at the end of the year. Yield on cash balance was 7.13% in Q4 and ROE stood at 29%.

Coming to cash flows; FY'25 free cash flows are highest ever at $4.1 bn, increase of 42% year-on-year. Free cash flow as a percentage of net profit for the financial year was 129%. We expect FY'26 free cash flows to be above 100% of net profit. Excluding income tax refunds, our free cash flows for the year were at $3.5 bn, up 21% year-on-year. Free cash flow as a percentage of net profit were at 112%.

We expect effective tax rate for financial year '26 to be in the range of 29% to 30%.

The Board has proposed a final dividend of Rs. 22 for financial year '25. Including the interim dividend, the total payout for FY'25 will be Rs. 43, an increase of 13.2% once the final dividend is approved by the shareholders.

We closed 24 deals in Q4 with a TCV of $2.6 bn, 63% of this net new. Vertical-wise, we signed 7 deals in Financial Services, 5 in EURS, 4 in Manufacturing, 3 in Communication, 2 each in Hi-Tech and Life Sciences and 1 in Retail. Region-wise, we signed 12 large deals each in America and Europe.

Coming to verticals,

In Financial Services, budgets are flat to slightly higher in AI, regulatory compliance and cost management. We anticipate steady growth in capital markets and cards & payments in large global banks and U.S. regional banks. Mortgage sector will see an uptick in spend if interest rates reduce going forward. Our investment in AI-related propositions, regulatory compliances, risk mitigation and cost management is expected to create growth opportunities. We have been selected as an AI partner for many of our clients.

Manufacturing sector has grown double digits over the last few years. For CY'25, budgets are lower for Auto and Industrial Manufacturing and flat for Aero. Recent challenges in terms of tariffs, market uncertainties and trade barriers are likely to lead to a subdued spend and delayed decision-making. Weakness in Auto, especially in Europe continues. We are helping clients in Aerospace resolve bottleneck in the supply chain. Pipeline remains healthy with focus on cost takeouts, opportunities in infra transformation and consolidation and some traction in ERP modernization programs.

Retail sector has been impacted by economic uncertainty resulting in lower consumer spending in core markets. Due to recent tariff announcements, client budgets are expected to be tightened and there is increased caution. Decision cycles are getting stretched for discretionary spend and large deals. Across geos, there is increased focus on AI, cloud, estate modernization, cost takeout and investing in core tech capabilities.

Energy Utilities Resources and Services sector continues to grow and we see a strong pipeline of opportunities, both from existing and potential clients. Energy prices remain volatile, however, new markets in midstream and downstream energy are opening in the U.S. region. There is an increased M&A and tax-related work with services clients, focusing on cloud migration and vendor consolidation. Utilities is prioritizing AI-driven enterprise transformation and services and is seeing traction in software, services and IP deals. The acquisition that we announced today will strengthen our vertical expertise and open new buying centers in energy trading and risk management areas.

Communications sector continues to remain soft. Discretionary spend is under pressure with clients focusing on cutting costs, restructuring and consolidation deal. Our growth will be led by recent deal wins and opportunities in areas like cost reduction, AI and database solutions and cybersecurity. Lower interest rates could improve the profitability of telco OEMs, which in turn can help increase IT budget.

In Hi-Tech, most clients remain cautious due to the macroeconomic headwind and tariff announcements, with discretionary spend still remaining under pressure. There is increased margin pressure on account of committed spend on data centers.

Exiting FY'25, global uncertainties relating to tariffs and impact of that on client sentiment and spend are taking center stage. Basis our assessment of the current macroeconomic environment and the visibility that we have today, we expect FY'26 growth to be 0% to 3% in constant currency terms. This excludes the acquisition that we announced today and this assumes a reduction in third-party revenues versus FY'25 based on existing deals and the new deals in pipeline that we have today. Our operating margin guidance for the year is 20% to 22%.

We will continue to keep a close watch on economic environment and its impact on client budgets and reassess our guidance as we progress during the year.

With that, we can open the floor for questions.

Moderator

Thank you very much. We will now begin the question and answer session. The first question is from the line of Ankur Rudra from JPMorgan. Please go ahead.

Ankur Rudra

Thank you. On the fourth quarter, can you talk a bit about the linearity...

Moderator

Ankur, sorry to interrupt you, your audio is not clear. Can I request you to come in a better reception area, please?

Ankur Rudra

Okay. So, question was in terms of the fourth quarter, can you talk a bit about the linearity? Did the softness or the relative miss to guidance play out only in March or was there something you saw over the course of the quarter?

Jayesh Sanghrajka

Ankur as I said earlier, two-third of the decline was on account of third-party costs and the revenue related to that. Some of the deals that we had in the pipeline had slipped. So, the decline was higher than what we anticipated. And the balance was the usual Q4 seasonality and the volume decline that we saw. So two-third of our 3.5% decline was on the back of third-party cost and revenue.

Ankur Rudra

I appreciate it totally. I was curious if that played out more in March or if that played out over the course of the entire quarter?

Jayesh Sanghrajka

Yes. So generally, these deals happen towards the end of the quarter and that is where it slipped from there.

Ankur Rudra

Okay, understood. If I talk a bit about the guidance, it seems to imply something like 0.8% to 1.9% ask rates for the rest of the year. Could you highlight if this will be a normal seasonality? Or is it going to be different given the heightened uncertainty you might be seeing right now?

Sandeep Mahindroo

Ankur sorry, can you repeat the question? It was not very clear.

Ankur Rudra

The guidance, does it imply a normal seasonality for the year?

Jayesh Sanghrajka

Yes. So, as we said earlier, we do see a heightened uncertainty in the environment and that is the reason we have given a 3-point guidance band. So, depending on which end of the guidance you are looking at, the seasonality will also change, uncertainty will also change. But outside of that, we are expecting normal seasonality.

Ankur Rudra

Okay, understood. Just the last question. You spoke a lot about the AI-led transformation that clients are expecting from you. Are you infusing AI into existing projects that might lead to any kind of revenue deflation which you have to overcome?

Salil Parekh

Hi Ankur, this is Salil. So first, AI is part of all the discussions on the new deals. We are using AI in many of our existing programs. But here, we are seeing benefits which relate to how we can now use AI with clients in different areas. So as a composite, what we saw last year, 4.2% growth we feel pretty confident that we will see benefits from it even as we see some productivity improvement. So, we do not see anything in terms of the revenue on that.

Ankur Rudra

Okay, appreciate it. Thank you and best of luck.

Moderator

Thank you. Next question is from the line of Kumar Rakesh from BNP Paribas. Please go ahead.

Kumar Rakesh

Hi, good evening and thank you for taking my question. My first question was, you spoke about that the third-party slipped towards the end of the quarter. So, how was the volume trend during the quarter? And does that imply that as they come back in the next quarter in the guidance you are expecting the third-party contribution to be higher in FY'26?

Jayesh Sanghrajka

If you look at what I said, we had a softer start at the beginning of the quarter from volumes perspective, but we did see some recovery from there in terms of volumes. But on the third-party, we are expecting for FY'26 to be lower than FY'25, considering the deals that we have signed and the deals that we have in the pipeline. So that is baked in.

Kumar Rakesh

And volume trend during the quarter?

Jayesh Sanghrajka

Yes. The volume trend during the quarter, we had a softer start in January, generally, the soft month and then the volumes start stacking up and we saw a similar trend this quarter as well.

Kumar Rakesh

Great, thanks. My second question was from a longer-term perspective. Over the last 2, 3 years, we have seen all the froth which was created in many of the deals with very low ROIs being signed, they were reassessed by the clients and many of them were ramped down, and we saw the impact of that in terms of revenue growth. Do you see, there is still some scope left if clients start reassessing the projects again, if the macroeconomic uncertainty continues for a little longer, there is more of reassessment of the projects, which may again start happening the way we have seen over the last year or two?

Salil Parekh

Hi. First, the changes that we have seen in the economic environment, impact have happened very recently and over a short span. Having said that, the discussions we have had, specifically on some of the deals we have signed in the recent quarters, we have not seen a change in that, like the trajectory that we were anticipating, at this stage. However, we will keep a look out on that as we develop.

Kumar Rakesh

Thanks for that Salil. Just a clarification. So, my question was more around that ROIs now that we are offering in terms of the deals which we are doing for the client. Now has it on a portfolio level, has it improved so that we are no longer in a risk if such a reassessment happens or you still see that there are some of the projects which is at a risk which could be reassessed?

Jayesh Sanghrajka

What we saw in the past was more of the discretionary spend where the clients had put a stop or there were ramp-downs. If the environment deteriorates, significantly from where we are, yes, the clients will relook at some of that. At this point in time, we are not seeing any of that happening significantly for us.

Kumar Rakesh

Great. Thanks.

Moderator

Thank you. Next question is from the line of Abhishek Pathak from Motilal Oswal. Please go ahead.

Abhishek Pathak

Yes, hi. Thanks for the opportunity. So, my first question was, could you please just expand a bit on the underlying assumptions at the top end of our guidance? Do we assume an acceleration in deal wins for this to be achieved or do you think a better-than-expected ramp-ups could probably take us to 2%, 3%? That is one.

And the second question was – which I think is probably partly answered. But considering a few of your peers have called out some deferrals or at least some uncertainty in decision-making. How does the next immediate quarter looks in terms of, let us say deferrals or ramp-downs? And do you see any significant risk in the extreme short term?

And lastly, do the current events kind of push-down the recovery in short cycle deals a bit more and do you feel short cycle deals are again, something that will struggle to take-off? Thank you.

Jayesh Sanghrajka

Yes. So, leading up to guidance, we always run multiple models that leads us to the top end, bottom end or the middle end of the guidance. That is the same process that we have followed even at this point in time. The reason that we gave a 3-point guidance band was because there is an uncertainty. So, at the lower end of the guidance, we have baked in some further deterioration in the environment. And at the top end of the guidance, we have baked in steady to marginally improving environment. So that is how the guidance has been panned out from the environment perspective.

Having said that, on the ramped downs, we have not really seen any major ramped downs at this point in time or major closures of the deals, we do see clients being cautious that decision making is delayed in pockets. But as I said, what we see today has been baked in in the lower end of the guidance from the uncertainty perspective.

Moderator

Abhishek, do you have any follow-up question?

Abhishek Pathak

Yes, sorry. No, just the last bit on the wage hike impact for Q1 and how do we just model that in? Thanks.

Jayesh Sanghrajka

Yes. So, Abhishek, most of our employees got the wage hikes in January and the middle level to senior level employees will get wage hike, effective 1st of April. The impact of that has been baked in in the guidance range that we have given.

As you could see for the financial year '25, we have improved our margins by 50 basis points. We are now at 21.1%, despite all the headwinds, whether it was wage hike, whether it was higher variable pay, the large deal ramp-ups, acquisition-related costs and our endeavour going forward is to improve from where we are in the current environment.

Abhishek Pathak

Understood. Thanks a lot.

Moderator

Thank you. Next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Hi, thanks for taking my question. My first question is on small deals...

Moderator

Gaurav, sorry to interrupt you, can I request you to speak little louder, please?

Gaurav Rateria

Am I audible now?

Moderator

Yes, go ahead.

Gaurav Rateria

My first question is on small deal environment. Have you seen any change compared to a few months back? And is it fair to believe that the midpoint of guide assumes a stability in the environment on the small deal front?

Jayesh Sanghrajka

So, Gaurav as I said, there are various models that leads to multiple ends of the guidance. At the lower end, I will repeat, we have assumed deteriorating environment. And at the upper end, we have assumed steady to marginally improving environment. So in the middle is anywhere between the two.

Gaurav Rateria

Okay. Got it. Second question is on margins for FY'26. Normally, what we have always been hearing is that when growth improves, it creates an operating leverage and provides a cushion to improve margins. But if I take this midpoint of your guide, it is kind of slowing compared to FY'25.

So is it fair to believe that kind of creates some operating deleverage and create some pressure on margin? So what would be the levers to offset that and still be -- stay within the band within FY'25 range? Thank you.

Jayesh Sanghrajka

So Gaurav, if you look at the last year also, we had a large comp impact coming into the year because we had the previous comp which was rolled out in November. So full year impact of that came into this year and then we had additional comp that we rolled out in January.

So there was a comp impact. There was an impact of the large deals that we signed in the previous year, 30bps of impact from the acquisition that we did and so on. And despite all of those headwinds, we have been able to improve margins by 50 basis points by rewarding our employees better through a higher variable pay through the year.

So, we are confident at this point-in-time that there are opportunities where we can double down and improve margins. So at this point-in-time, the endeavour is to improve margins from where we are for FY'26.

Gaurav Rateria

Thank you.

Moderator

Thank you. Next question is from the line of Jonathan Lee from Guggenheim. Please go ahead.

Jonathan Lee

Great. Thanks for taking my questions. First question, can you clarify what the inorganic contribution is that is contemplating your outlook for fiscal '26?

Jayesh Sanghrajka

So Jonathan, the guidance does not include the acquisition that we announced today. We have not closed them yet. The Board has approved the acquisition. We still have to go through the closing formalities that will take a few weeks to maybe a month or so. So, depending on the closure, we will figure out in the next cycle on the guidance. So at this point-in-time to clarify, the guidance does not include the acquisition that we announced today.

Jonathan Lee

Thanks for that clarification. Second, how would you characterize the pricing environment through the quarter? And how does that compare to what you have seen since the beginning of this fiscal year?

Jayesh Sanghrajka

We continue seeing stable pricing through the quarter, generally at the overall business levels. Everything that has changed in the environment has been very recent. So we have not really seen any significant impact coming from them on the pricing environment.

Having said that, one of the key pillar on our cost optimization or the margin improvement program is the value-based selling, that is not only pricing, that is everything around pricing, including getting the change request for the scope creeps, rotating our long-tenured employees across projects so that we get better pricing on them, having differentiated pricing models for different services. So, all of that has helped in the last year and that endeavour continues in this year as well.

Jonathan Lee

Appreciate that colour, thank you.

Moderator

Thank you. Next question is from the line of Keith from BMO Capital Markets. Please go ahead.

Keith Bachman

Hi. Thank you very much for taking the call. I wanted to return to AI on the delivery side. And really, I wanted to go back to the first question, which I was not sure, I understood your answer. But how is AI changing the nature of pricing discussions and/or structure? And how do you think that is going to unfold in FY 2026? In other words, does the deflationary nature of AI, is that impacting your performance-based contracts or any structure that you are putting in the contract? And is it leading to any different price discussions?

And if you could also call out, is there an area whether it is BPO or deployment or ADM that is being -- that you see using AI more in the delivery or is it all the different areas? Is there any one area specifically within your portfolio or solution portfolio that you think will be impacted more by delivery? Thank you very much.

Salil Parekh

So, on AI and pricing, what we are seeing is, there are areas where we have discussions with clients and this is building up through the last year, through the quarters and we anticipate seeing that going ahead as well. Where for example, if there are large customer service programs, we see that there could be benefits to the clients of 20% to 40%. If there are different areas where Generative AI can be applied, those discussions are very much at the forefront on clients minds.

Sometimes, the client view are maybe larger than what we are seeing in realization and so, we have a choice to make there. Many times, they are aligned and AI is one component of automation, of lean, then AI and then consolidation, all of which give some benefits in a cumulative way to the clients. So, we see that ongoing.

And with that, we also see AI gives us some new opportunities; One, there are new projects we are doing, for example, in credit risk or AI platform, for a telco, these give us new areas for revenue as well. So as a cumulative, while all this was still going on last year, we still saw 4.2% increase in revenue and that is the way we see it at a composite level.

Now on that, we superimpose the changes in the economic environment which is where we see some differences as Jayesh was sharing earlier in the range of the guidance, if that makes sense.

Keith Bachman

Okay. But just when, and for my follow-up when you mentioned there are some situations where AI is generating 20% to 40% efficiency gains, I think that is sort of similar to what IBM and Accenture have said.

On a like-for-like pricing in that situation, where you can deliver such meaningful efficiency gains to the client, how are those efficiency gains shared with the customer? In other words, is your revenues go down by 20%, 40% or how is that shared in terms of just on a like-for-like basis for a given contract and that is it for me. Thank you.

Salil Parekh

So there, where we have seen that range has been more, for example, on customer service. We do not have a large voice business. We typically bid on like a combination of technology and operations, and part of it could be that. So typically, these are not our existing book of business, that customer service is not something we have a large book of business in.

In terms of sharing, there are different ways. These are shared depending on the client situation like there are situations where there is a consolidation activity with the client, where there is a share in some part where customer service is not within our portfolio and there is consolidation which gives us some benefits. So it is not like one number which gets shared then with clients. But it is shared, yes.

Keith Bachman

Okay. Many thanks for the answers and I wish you all the best of luck.

Salil Parekh

Thank you.

Moderator

Thank you. Next question is from the line of Surendra Goyal from Citi. Please go ahead.

Surendra Goyal

Yes. Thanks a lot. Salil, Jayesh, just one question. You have been calling out improvement in discretionary spending through the course of FY'25. What did you see in the month of March and April so far and apologies if you have already answered this question before?

Jayesh Sanghrajka

So, Surendra, March month has been usual. I do not think we have seen a significant change either ways in the environment in terms of volumes. We did have positive volumes in March.

Surendra Goyal

Understood. Thank you.

Moderator

Thank you. Next question is from the line of Abhishek Kumar from JM Financial. Please go ahead.

Abhishek Kumar

Hi, good evening. Thanks for taking my question. I have a question on cost of third-party items. First is, when we say, some of the booking of the third-party item got spilled over. Does that mean that it will come back in Q1 and that will help Q1 revenue? And a related question is, is the visibility getting into Q1 similar to what we have seen maybe Q1 of last year; better, worse, any color on that? Thank you.

Jayesh Sanghrajka

Sorry. Abhishek, if you could repeat the first question on the third-party, I did not get that well.

Abhishek Kumar

Yes. So I mean we said that some of the weakness in Q4 was because some third-party item got spilled over. So is that just a deferral and it will come back in Q1 or that is something that we have lost?

Jayesh Sanghrajka

So Abhishek, at this point-in-time the third-party costs that, as I said earlier, two-third of our decline was because of the lower third-party costs and revenue, some of those deals slipped. It is uncertain at this point in time if and when these deals come back. So, at this point-in-time, they are slipped. You should read that in conjunction of the fact that I also said FY'26 third-party cost and revenue are going to be lower than FY'25 third-party cost and revenue.

Abhishek Kumar

Okay. And maybe in that context, visibility overall for Q1, given we are in the midst of the uncertain macro, how are we looking at Q1 compared to previous years?

Jayesh Sanghrajka

Yes. So I think both the years have had unique factors that led to an uncertainty. I do not know if you can put in a quantifiable terms, whether it is similar or not. We started the year last time, there were uncertainties around interest rates, geopolitical tensions, half the world was going through elections. So there were uncertainties around that.

And today, we have uncertainties around tariffs. We do not know the rate to the extent to which countries will get impacted, how those countries will retaliate, the timing of that and the downstream impact of that. So, I think all of that is uncertain as we speak, Abhishek. But the guidance that we have provided at this point-in-time is what we see today. Our philosophy on guidance has been to reduce asymmetry of information between us and our investors and we are guiding what we see today.

Abhishek Kumar

So, one quick question on margin. Two-third of 3.5% decline coming from third-party, but the margin uplift because of that has been very limited around 30 basis points. So, I was just trying to reconcile why the margin uplift is so low? Thank you.

Jayesh Sanghrajka

Abhishek, the margin uplift on that is around 20 basis points. If you look at, the reduction in third-party cost is $100 mn, obviously we make some margins on those deals as well. So, you will only get the benefit to the extent of the delta margin of the company versus those third-party deals and that is where the margins were impacted.

Abhishek Kumar

Sure. Thank you. That is helpful and all the best.

Moderator

Thank you. Next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Yes. Thanks for the opportunity. Salil, just wanted to understand in this uncertain macro environment, if discretionary spend is difficult to predict whether -- but at the same time, clients may not postpone their AI-related investment. So is it fair to assume client may start in terms of going doubling down on the outsourcing cost takeout kind of deals? Whether same is coming into your discussion and is it fair to assume that the deal pipeline could improve on the cost takeout and the mega deals could be a part of the deal wins entering FY'26 as well?

Salil Parekh

So there, first, the changes in the economic environment are recent and also in a short period, so not everything is understood about that. Having said that, learning from the past, we typically see that this sort of an environment will provide more cost takeout opportunities, consolidation, automation, lean. We have also pivoted our sales activities into focusing and building more proactive pitches to clients on that area.

We will now see how that executes and what is the dynamic of the economic environment. But in general, our portfolio has got that ability, which is also on AI, cloud and also on cost takeout. So now we are emphasizing much more on the cost takeout.

Sandeep Shah

Okay. And Jayesh or Salil, whoever can answer this, whether it is fair to assume the seasonality of 1H better than 2H may continue even in FY'26? What are your guidance assumptions for the same?

Jayesh Sanghrajka

So typically, our 2H is softer because you have furloughs, you have lower working and calendar days, etc., etc., so that part of the seasonality will remain. As we see today, I do not expect that seasonality to change. But beyond that, in an uncertain environment like this, it is very difficult to predict how the quarters will look like.

As I said earlier, at the bottom and the higher end of the guidance, we have factored various scenarios and depending on how that will play out, we will have to see how the quarters progress. But overall, we do not see a significant change in seasonality beyond the uncertainty.

Sandeep Shah

Okay. And just last bookkeeping question. In terms of your margin walk, you have said the M&A-related cost being 40 bps as a headwind to the margin. Is it one-off and may not reoccur in the first quarter of the coming financial year? And if I assume both acquisitions being closed at the end of 1Q and maybe consolidated for 9 months, is it fair to assume it will add 40 bps, 50 bps to the revenue growth?

Jayesh Sanghrajka

So, that is right. The 40 bps of charge that we took on related to the acquisition is one-off in a way. If you recall, we had said earlier this year that the Automobile sector, especially in the German or European markets has been seeing softness. And that is why we have reassessed our customer intangibles, the value of customer intangibles and we had to take a charge on that. So, from that perspective, it is a one-off. Coming to the second question, what was the second question?

Sandeep Shah

The M&A?

Jayesh Sanghrajka

Yes, the acquisition. If we close in the Q1, the benefit that we would get would be 40-to-50 basis points for the full year, which is not baked in the guidance.

Sandeep Shah

Okay. Thanks and all the best.

Jayesh Sanghrajka

Thank you.

Moderator

The next question is from the line of Nitin Padmanabhan from Investec India. Please go ahead.

Nitin Padmanabhan

Yes, hi. Good evening. The JV that we signed with Mitsubishi, how is that different from the one that TCS signed in the early part of the last decade, if you could just give some context there?

Jayesh Sanghrajka

So Nitin, this is not a JV that we have signed. We have inducted Mitsubishi in the existing JV and we have diluted our share by 2%. So it is an existing JV where we have just inducted a strategic partner in the JV. It is endeavour to build a long-term relationship with a large giant in Japan.

Nitin Padmanabhan

Got it. And then just one last question is, as we entered the last year, which is as we entered fiscal '25, we had a large order book of large deals which we had to execute, which sort of helped us in the first half of last year. As we enter this year, how would you contrast that in terms of the order backlog, relative to last year, right?

I am asking this considering that our organic growth this year is possibly around 3.4% and in that context, our guidance at the top end is almost similar. So just wanted some context in terms of how it was then and how it is now?

Jayesh Sanghrajka

So Nitin, you are right. If you look at just the purely, the quantum of the deals that were getting ramped up in Q4 of the previous year and compare that to quantum of deals that are getting ramped up, you will see a stark difference or you will see some difference. But we should also remember that many of those deals were in larger deals than a longer duration deals versus what we have today.

So, there is a delta between the tenure of the deals and mega deals are generally a much longer tenure deal. You will see some of the filings with respect to the mega deals that we have done with SEBI also or stock exchanges also earlier. So, we should see that in that context.

Nitin Padmanabhan

So, it is not that these deals have any anniversary impact at the moment or if there is a continued ramp that you are sort of anticipating there?

Jayesh Sanghrajka

So, if you look at most of the deals that we had talked about earlier, which was signed in FY'24, they had ramped up in the Q4 of FY'24, and then we saw the benefit of them in FY'25. So they are pretty much at a steady state at this point-in-time.

Nitin Padmanabhan

Got it. That is very helpful. Thank you so much and all the very best.

Jayesh Sanghrajka

Thank you.

Moderator

The next question is from the line of Vibhor Singhal from Nuvama. Please go ahead.

Vibhor Singhal

So my question was basically on the growth trajectory that we are expecting. For the last two years, our growth has been pretty much first half heavy and seasonality of industry and our own seasonality have been coming in Q3 and Q4. This time, a lot of our peers have called out weakness in Q1, especially because of the uncertain macro.

So do you believe that could impact the growth trajectory that we see through the year, it could be more skewed towards, let us say, Q2 and Q3 or maybe the second half and the first half might not be as good as we have seen it over the past couple of years? Just some light on that will be really great.

Jayesh Sanghrajka

So Vibhor, as I said earlier from a seasonality perspective, the regular seasonality perspective, I do not see a change in seasonality. The working days, calendar days impact would be similar to earlier years, the furloughs will remain. The uncertainty is the only unknown factor, and we will have to see how that pans out in Q1, Q2 to see if – and the implication of that to see whether Q1/Q2 is going to be better or worse versus earlier years.

So in short, the uncertainty remains. That is the reason why we have given a 3-point guidance. At the bottom end of our guidance, we expected higher uncertainty. At the top end of the guidance, if we end up there, then you will see a regular seasonality in H1 and H2. But yes, at the bottom end of our guidance, it is going to be unpredictable.

Vibhor Singhal

Right, got it. So okay, let me just ask maybe just a follow-up on that. Are you expecting any, let us say, unexpected, extra weakness in Q1 because of the uncertain macro at this point-of-time?

Jayesh Sanghrajka

Vibhor, we do not give quarterly guidance. So, we are going to stick to our overall guidance and that is what we see today.

Vibhor Singhal

I was just trying my luck. Lastly, on the margin front, where do we stand on the Project Maximus benefit? Do you believe there are still some fruits to be plucked from that? Or are we mostly done with that project?

Jayesh Sanghrajka

So, if you look at this year, despite multiple headwinds, we have been able to improve margins by 50 basis points, right? We did absorb the comp that we did in the previous year. Full year impact of that came in FY'25. We gave higher variable pay to our employees. We have had ramp-ups of many of the mega deals, which obviously are lower margins in the beginning of the year. We had an impact from acquisition or intangibles of the acquisition.

So, I think we have absorbed all of that and delivered 50 basis points of margin expansion. There are multiple tracks which are still underway under the project, value-based selling is still delivering value. Lean automation is still creating value. So, I think there are opportunities that makes us believe that there is still opportunity to improve margins from where we are.

Vibhor Singhal

Got it. Great. Thank you so much for taking my questions and wish you all the best.

Jayesh Sanghrajka

Thank you, Vibhor.

Moderator

Thank you. Next question is from the line of Manik Taneja from Axis Capital. Please go ahead.

Manik Taneja

Hi, thanks for the opportunity. You made a remark regarding the fact that we should probably be expecting some decline in the cost of pass-through revenues in FY'26. We have basically seen a very steady increase from this line item increasing from about 2% of revenues to about closer to 8% of revenues in FY'25.

Is there anything on the ground which is changing because of this you envisage a lower level? this number essentially being a drag on revenue growth? And how should we be thinking about this number playing out over the next 3, 4 years?

Jayesh Sanghrajka

Manik, this is the third-party costs which are typically the costs which are embedded in multiyear large transformation deals. And we know what the deals that we have signed in the year and we know what are the deals in pipeline. When we analyze those two components and when we estimate what the cost is going to be, at this point in time, looking at what we have signed and what we have in the pipeline, we expect FY'26 third-party costs to be lower than FY'25.

Manik Taneja

Do we envisage this going back to possibly where it used to be FY '21?

Jayesh Sanghrajka

Eventually, we will have to see where we will end up. But once the large and many of the mega deals that we have signed in the past, those transformation finishes, we will have significant reductions as well.

Manik Taneja

Sure. Thank you and all the best for the future.

Moderator

Thank you. Next question is from the line of Ashwin Mehta from Ambit Capital. Please go ahead.

Ashwin Mehta

Hi, thanks for the opportunity. Jayesh, one clarification. In our cost of sales line, we have almost Rs. 145 crores negative number for consultancy and professional charges, have not seen a negative number ever here. So, what is driving this?

Jayesh Sanghrajka

So Ashwin, this is an insurance claim that we got with respect to the cyber event that we had last year. So, this is a benefit of $20 mn that we got. I did not call it out in the margin walk because there were other negatives against that like utilization etc., so those kind of offsetted each other.

Ashwin Mehta

And a follow-up in terms of the provision for post-sale support as well, the reversal seems to be pretty high. So is that also related to this as well?

Jayesh Sanghrajka

No. The post-sale customer support - there is a seasonality there. So typically, if you look at last few years trend, you will see a reduction in Q4 generally on that because many of the projects typically come to an end with the financial year-end. So that is one reason.

The second reason is, of course, there is a lot of things which we are driving under Project Maximus, whether it is in terms of effort optimization, whether it is in terms of change request, a tighter control of many of those projects, all of that reflects into lesser warranty in terms of SLAs, lesser warranty, lesser cost in future on many of those projects. So, all of that reflects in PSCS for us, post-sale customer support.

Ashwin Mehta

Thanks a lot for the clarification.

Jayesh Sanghrajka

Thank you.

Moderator

Thank you. Next question is from the line of Girish Pai from BOB Capital Markets. Please go ahead.

Girish Pai

Yes, thanks for the opportunity. Salil, are there any silver linings to the current macroeconomic situation around tariffs? Are you having any conversations with clients around the supply chain solutions or anything like that?

Salil Parekh

So what we see is we have a portfolio which has got both things for growth like AI, cloud, digital, but also very good solutions for cost and cost efficiency, automation, productivity from AI, lean. We are making sure that those are getting already in the short time period from the changes in the economic outlook. We are making sure those are getting communicated, discussed with clients. And my guess is, we do not know the impact yet, but we are going to make sure that if clients are looking for cost and efficiency we will be there.

On supply chain, we are working to make sure that we provide, because we have a consulting business, which can give some insights. We also have supply chain tech solutions, if clients are rerouting their supply chains or if they want to optimize it, how we can support them in it? So, we are positioning for it. We do not know right now like what is the potential impact benefit, but we are definitely positioning for the cost and these sort of activities.

Girish Pai

Okay. My second and last question has to do with AI and budgets around AI. Do clients have a separate budget for Gen AI or AI or is it coming from savings that you are doing on normal projects as things stand today?

Salil Parekh

Yes. If I look back at the last year, the overall tech budgets are there. Now there are some cases where a client is doing large transformation, we are able to fund that transformation from, let us say, a large opportunity on consolidation or cost efficiency.

In some cases, because at the start, AI was a little bit more distributed, not so much central. They were also some sort of distributed within the company, different divisions and budgets and so on. My guess is, it will become more and more one budget for the company from which there will be spend on our services for AI and so on. So we will see how that plays out, so that is what we anticipate.

Girish Pai

Okay. Thank you.

Moderator

Thank you. Ladies and gentlemen, I now hand the conference over to the management for closing comments.

Salil Parekh

Thanks. Thank you everyone, and thank you for detailed set of questions. We can imagine with the changes, we are all looking for insights.

Conclusion from my side; first, we are delighted with the strong financial year '25 growth, margin, very good cash, large deals, net new. What we have built over the years is a balanced portfolio within the company with AI, cloud, digital for growth, cost, automation, consolidation, lean for efficiency.

And we find that this environment gives us a good ability to work on both and maybe do one more than the other, depending on how the environment will unfold. We will support our clients in that ability. We have also taken care to build guidance with how Jayesh described with different ends and assuming different scenarios.

We feel we are well positioned on the margin side with a lot of the work that is been done in our margin program. So overall, we remain quite confident to support our clients on what they want to drive and to deliver and execute on our business. Thank you everyone, and look forward to catching up in the quarter.

Jayesh Sanghrajka

Thank you.

Moderator

Thank you very much, members of the management. Ladies and gentlemen, on behalf of Infosys Limited, that concludes this conference call. Thank you all for joining us and you may now disconnect your lines. Thank you.